

May 13, 2013

Via E-mail
Carolyn E. Cheverine
Vice President, General Counsel & Secretary
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, Ohio 44114-2315

> **Re: Cliffs Natural Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 001-08944**

Dear Ms. Cheverine:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Mineral Reserves page 49

1.　　In future filings, please disclose your cut-off grade for each property in which you disclose a mineral reserve.

2.　　Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports that support your Bloom Lake mineral reserves and your Labrador Trough South mineralized materials, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Exchange Act Rule 12b-4. If you have questions concerning the above request, please contact John Coleman, Mining Engineer, at (202) 551-3610.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations – Consolidated, page 65

3.   Please tell us, and in future filings disclose as applicable, whether and, if so, how the cost of goods sold and operating expenses were impacted by cost increases such as increased labor costs, increased mining costs or higher energy costs. We note that in the comparison of 2011 and 2010, you state on page 71 that the "[c]ost of goods sold and operating expenses also were impacted by cost rate increases of $112.1 million, $61.6 million and $75.8 million, respectively, at U.S. Iron Ore, Eastern Canadian Iron Ore and Asia Pacific Iron Ore segments … primarily a result of higher expenditures on plant repairs and maintenance, increased mining costs and higher energy costs in 2011." It appears that you did not include similar disclosure in the comparison of 2012 and 2011. In addition, please describe any known trends or uncertainties related to the cost of goods sold and operating expenses that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director